TSX, NYSE: AKG

ASANKO GOLD COMPLETES DEBT FINANCING AGREEMENTS

Vancouver, British Columbia, July 14, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the execution of amended definitive agreements for a US$150 million secured project debt facility with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”).  The terms of the amended definitive agreements, originally announced on April 15, 2014, are substantially similar to the Definitive Senior Facilities Agreement that Asanko announced on October 24, 2013 for its Esaase Project with the debt provided under the amended agreement now to be utilized for developing Phase 1 of the Asanko Gold Mine (the “Project” or “AGM”).  Phase 1 envisages the construction of the Obotan Project that was acquired by Asanko during the takeover of PMI Gold earlier this year.

Combined with Asanko’s cash on hand of US$2311 million, this debt facility fully finances the Project through to production.  Asanko will be requesting a first utilization of the Project Facility of US$20 million before July 24, 2014 once initial administrative conditions precedent are met. The next draw down requirement is for an additional US$40 million to be requested by December 22, 2014.  The balance of the funds will be drawn by the Company on an as-needed basis during 2015.

The Agreement provides for two loan facilities: a US$130 million loan facility (the “Project Facility”) and a US$20 million cost overrun facility (the “Overrun facility”), the details of which are outlined below.  The Overrun facility is provided as an option available to the Company, should it be required.  Performance under the amended agreement will be fully secured by the assets of the Company’s Ghanaian subsidiaries and will be guaranteed by the Company until Project completion.  There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, and Asanko will not be restricted from pursuing its growth strategy.

Project Facility Details (US$130 million):

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Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

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1.5% fee payable on drawdowns;

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Four year quarterly repayment schedule or early repayment at any time without penalty; and

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Conditions precedent to complete the first US$60m in drawdowns to be met by July 24, 2014 are predominantly administrative and typical for a financing of this nature.

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Further conditions precedent to complete full drawdown include completion of the Phase 1 Definitive Project Plan with material outcomes substantially the same as the September 2012 Definitive Feasibility Study2 (“DFS”).

Overrun Facility Details (US$20 million):

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Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

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3% fee payable on drawdowns;

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Three year quarterly repayment schedule and early repayment at any time without penalty; and

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Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite.  The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

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100% of the future gold production from Phase 1 to a maximum of 2.22 million ounces;

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Red Kite to pay for 100% of the value of the gold ten business days after shipment;

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A provisional payment of 90% of the estimated value will be made one business day after delivery;

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The gold sale price will be a spot price selected during a nine day quotational period following shipment;

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Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

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Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at US$3 million while US$20 million is drawn (before December 31, 2014) and US$6 million after the additional US$40 million is drawn.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

Notes:

1.

Estimated cash balance as at June 30, 2014.

2.

PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 2012.  See filing on www.sedar.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities.

About RK Mine Finance

RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group.  Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney.  Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

Contact:

Grant Gilmour - Portfolio Manager

Telephone: +44 207 920 6185

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.